

Mail Stop 4628

May 31, 2018

Bradley C. Barron
President and Chief Executive Officer
NuStar Energy L.P.
19003 IH-10 West
San Antonio, TX 78257

> **Re:** **NuStar Energy L.P.**
> **Amendment No. 2 to Registration Statement on Form S-4**
> **Filed May 21, 2018**
> **File No. 333-223671**

Dear Mr. Barron:

We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our May 11, 2018 letter.

The Merger, page 30

Background of the Merger, page 30

Subsequent Events, page 36

1.   We note that you revised disclosure to reflect that Baird presented pro forma financial analysis to the NSH Conflicts Committee on March 8, 2018 and April 19, 2018 to assist the Committee in considering its response to the ETE Letter in response to prior comment 2. Please expand to summarize material differences in the market data used in Baird's analysis and the material findings of such discounted cash flow analysis, discounted distribution analysis, selected public company comparable analysis and selected precedent transaction analysis presented on March 8, 2018 and April 19, 2018.

Exhibit 8.1

2.   We note your revised disclosure in response to prior comment 5 continues to reference that the discussion in registration statement "insofar as it summarizes certain U.S. federal income tax consequences" is the opinion of counsel. Please revise to clarify that the discussion of the material tax consequences is the opinion of tax counsel. For guidance, see Section III.C.2 of Staff Legal Bulletin 19.

Closing Comments

        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

        Refer to Rules 460 and 461 regarding requests for acceleration of the effective date of the pending registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

        You may contact Lily Dang, Staff Accountant, at (202) 551-3867 or Karl Hiller, Accounting Branch Chief, at 202-551-3686 if you have questions regarding comments on the financial statements and related matters. Please contact Irene Barberena-Meissner, Staff Attorney, at (202) 551-6548 or Karina V. Dorin, Staff Attorney, at (202) 551-3763 with any questions.

                                                Sincerely,

                                                /s/ John Reynolds

                                                John Reynolds
                                                Assistant Director
                                                Office of Natural Resources

cc: George J. Vlahakos, Esq.
        Sidley Austin LLP